Public

15045460

SEC Mail Processing Section

FEB 20 2015

Washington, DC 124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Securities Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Concourse Blvd. Suite 101
(No. and Street)

Glen Allen (City) VA (State) 23059 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lia B Goff 804-612-9712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – *if individual, state last, first, middle name*)

11 Vanderbilt Aveue Suite 220 (Address) Norwood (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Tj 2/23/15

DO 2/20/15

OATH OR AFFIRMATION

I, Lia B Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol Securities Management, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE R. HALLBERG
NOTARY PUBLIC
REG # 7212334
COMMISSION EXPIRES 9/30/2016
COMMONWEALTH OF VIRGINIA

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of and for the Year Ended December 31, 2014

And

Independent Auditor's Report

CAPITOL SECURITIES MANAGEMENT, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENT
- Statement of Financial Condition 2
- Notes to Financial Statement .... 3 – 7

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Capitol Securities Management, Inc.

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. as of December 31, 2014, that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Capitol Securities Management, Inc.'s management is responsible for these financial statement. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Capitol Securities Management, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
February 4, 2015

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2014

ASSETS		
Current Assets:		
Cash and cash equivalents	$	806,904
Receivable from broker dealers and clearing organization		938,219
Notes receivable		76,750
Total current assets		1,821,873
Non-Current Assets:		
Property and equipment, net		279,194
Notes receivable		217,556
Other assets		353,449
Deposits with clearing organization		100,000
Total non-current assets		950,199
Total assets	$	2,772,072
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable	$	21,440
Accrued expenses		673,695
Income taxes payable		63,337
Rent abatement payable		7,698
Total current liabilities		766,170
Non-Current Liabilities:		
Deferred income taxes payable		11,166
Total liabilities		777,336
Stockholder's Equity		
Common stock, $1 par value; 5,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		120,900
Retained earnings		1,873,736
Total stockholder's equity		1,994,736
Total liabilities and stockholder's equity	$	2,772,072

Note 1—Organization and nature of business

Organization - Capitol Securities Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CS Financial Group, Inc. (the "Parent"). The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of criminal law.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also an investment advisor registered under the Investment Advisors Act of 1940.

Note 2—Summary of significant accounting policies

Basis of presentation - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Cash and cash equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable - Accounts receivable is comprised of receivables from broker dealers. These are collected in a short period of time, and based on past experience, management has determined that an allowance for doubtful accounts is not necessary.

Notes receivable - Notes receivable consists of arrangements with certain employees. Each note has specific terms that are based on the nature of the respective employee agreement.

Property and equipment - Property and equipment is stated at cost. Depreciation is computed on the straight line basis over their estimated useful lives, which range from five to seven years. Purchases under $1,000 are charged to expense as incurred; major renewals and betterments, which extend the useful life of the asset is capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes - The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2014.

Note 2—Summary of significant accounting policies (continued)

Fair Value Measurements – The carrying amounts of total current assets and total liabilities approximates fair value, because of the short term nature of these instruments or that the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Deposits with Clearing Organizations – Deposits with clearing organizations consist of cash which has been placed with the Company's clearing organization in the normal course of business. These transactions are recorded on a trade date basis. At December 31, 2014, the Company had $100,000 in cash on deposit with the Company's clearing organization.

Note 3—Off balance sheet risk and concentration of credit risk

Off balance sheet risk - The Company's customers' securities transactions are introduced on a fully disclosed basis with a clearing broker/dealer.

The Company currently has a clearing agreement with Pershing, LLC ("Pershing") to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 with Pershing in accordance with the terms of the clearing agreement.

The clearing broker/dealer carries all of the accounts of the customers of the Company, and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions, due to the possibility that customers may be unable to fulfill their contractual commitments. The clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and customer transactions are executed properly by the clearing/broker dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Concentration of credit risk - The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage, through December 31, 2014, for certain qualifying and participating non-interest bearing transaction accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits. As of December 31, 2014, the Company had $533,278, which exceeded these insured amounts.

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

Note 4—Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2014, the Company had net capital of $1,069,977, as defined under Rule 15c3-1, which respectively exceeded the requirements by $819,977. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .73 to 1.

Note 5—Retirement plan

The Company provides a 401(k) savings plan, which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan.

Note 6—Property and equipment

Property and equipment at December 31, 2014 consists of the following:

Computer equipment	$ 107,196
Furniture and fixtures	324,499
Leasehold improvements	140,451
	572,146
Less accumulated depreciation	(292,952)
Net property and equipment	$ 279,194

Note 7—Operating leases

The Company leases office space at ten locations. All leases are accounted for as operating leases. Lease terms expire over the next one to eight years and contain renewal options.

Some of the leases include excess operating expense clauses and scheduled rent increases at specified intervals during the terms of the leases.

Note 7—Operating leases (Continued)

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,	
2015	$ 916,211
2016	1,038,961
2017	825,746
2018	458,742
Thereafter	1,797,297
	$ 5,036,957

Note 8—Related party transactions

The Company receives consulting services from the Parent. The related party charged $450,000 for these services for the year ending December 31, 2014. At December 31, 2014, the Company owed $250,000 to the related party. Since the Company is a 100% subsidiary of the Parent, operating results could vary significantly from those that would be obtained if the entities were autonomous.

Note 9—Notes receivable

As described in Note 2, the Company has eight outstanding notes with related parties. At December 31, 2014, the notes receivable balance totaled $294,306. The first note was issued on October 1, 2013 for $55,000. The agreement specified that the principal balance will be paid back over 25 months with an interest rate of 5%. The aforementioned note had a remaining balance at December 31, 2014 of $22,000. The second and third notes totaled $13,500 each, and were issued on November 14, 2013. The agreements' payment terms specify that the borrowers will make monthly payments of $1,125 over a 12 month period beginning January 15, 2014, which are to be withheld from the related party's monthly pay. These notes are non-interest bearing; management has determined imputed interest to be immaterial. The third and fourth notes totaled $31,500 each, and were issued on October 1, 2014. The agreements' payment terms specify that the borrowers will make monthly payments of $2,625 over a 12 month period beginning November 15, 2014, which are to be withheld from the related party's monthly pay. These notes are non-interest bearing; management has determined imputed interest to be immaterial. The sixth note was issued on January 17, 2014 for $50,000. The agreement's payment terms specify that the borrower will make monthly payments of 5% of the borrower's monthly gross commissions beginning February 15, 2014. This note is non-interest bearing; management has determined imputed interest to be immaterial. The seventh note was issued on October 10, 2014 for $175,000. The agreement's payment terms specify that the borrower will make monthly payments of 5% of the borrower's monthly gross commissions beginning November 15, 2014. This note is non-interest bearing; management has determined imputed interest to be immaterial. The eighth note was issued on December 15, 2014 for $21,000. The agreement's payment terms specify that the borrower will make monthly payments of $87.50 beginning January 15, 2015. The agreement specified that the principal balance will be due no later than December 15, 2016 with an interest rate of 5%.

Note 10—Income taxes

The provision for federal and state income taxes, for the year ended December 31, 2014 is as follows:

Current income tax expense		
Federal	$	60,091
State		10,078
		70,169
Deferred income tax benefit		
Federal		16,291
State		2,875
		19,166
Provision for income taxes	$	89,335

The income tax provision differs from the expense that would result from applying federal and state statutory rates to income before income taxes because the Company is subject to deferred income taxes. A portion of meals and entertainment and key man life insurance are not tax deductible. The Company as part of one of its lease agreements received six months of free rent. This benefit also impacts deferred income taxes.

The Company is a member of a group that files a consolidated tax return. The separate return method is used to allocate current and deferred taxes among the group members when issuing separate financial statements. In the current year, the Company included this amount as part of the income taxes payable recorded on the balance sheet in the amount of $63,337 and a corresponding deferred tax asset of $2,925 and a deferred tax liability of $11,166.

Note 11—Litigation

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation.

Note 12—Commitments and Contingencies

The Company, at year end, is involved in potential regulatory disciplinary proceedings. The outcome and possible fines (if any) cannot be determined at this time.

Note 13—Subsequent Events

Management has evaluated subsequent events through February 4, 2015, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.